UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  April, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S/A
Corporate Taxpayer’s ID (CNPJ/MF) 04.032.433/0001 -80
Corporate Registry ID (NIRE) 33.300.275410
Publicly-Held Company

     MINUTES OF THE ANNUAL GENERAL MEETING
HELD ON APRIL 18, 2006
drawn up in the summary format, as provided for in the Article 130 and its paragraphs of Law 6,404/76.

1) Time, date and place: Held at 17:00 pm, on April 18, at the headquarters of Contax Participações S.A. (“Company”), located at Rua do Passeio, 48 to 56, parte, city of Rio de Janeiro, State of Rio de Janeiro.

2) Call: Call Notice published in the “Diário Oficial do Estado do Rio de Janeiro ,official gazette”, part V, in the editions of: 4/3/2006, page 10, 4/4/2006, page 39 and 4/5/2006, page 17, and in the “Valor Econômico National Edition” - Newspaper –, in the editions of: 4/3/2006, page B10, 4/4/2006, page B3 and 4/5/2006, page B3.

3) Agenda: (i) to take the management accounts, examine, discuss and vote the Management Report and the Financial Statements relating to the fiscal year ended on December 31, 2005, followed by the report of independent auditors; (ii) to approve the allocation of the net income for the year of 2005 and the distribution of dividends; (iii) to elect the members of the Board of Directors and respective alternate members; (iv) to determine the compensation of the Company’s managers.

4) Attendances: shareholders representing more than 68% of the capital stock with voting right, as per signatures in the Shareholders’ Attendance Book. James L. Meaney (Chief Executive Officer), Michel Neves Sarkis (Chief Financial Officer and Investor Relations Officer), Rodrigo Panico (Legal General Consultant) and Luis Carlos Patrão Novo, CRC 076580/O-3 RJ (Pricewaterhouse Coopers Auditores Independentes - Auditors) also attended the meeting.

5) Board: Chairman: Rodrigo Panico, Secretary: Danielle Denny.

6) Resolutions: The following resolutions were taken:

i. To approve, with no dissenting vote, after examined and discussed, the Management Report, the Balance Sheet and other Financial Statements, as well as the report of Independent Auditors, documents referring to the year ended on 12/31/2005, as full publication in the part V of the “Diário Oficial do Estado do Rio de Janeiro” ,official gazette of the State of Rio de Janeiro”, edition of 03/15/2005, of page 7, 8, 9, 10 and 11, and in the “Valor Econômico National Edition” - Newspaper –, edition of 03/15/2005, of page B-6 to B-7, in conformity with the Article 133, of Law 6,404/76, and the reading of the said documents was exempted, once they were fully published and were fully acknowledge by the shareholders. The favorable vote of the shareholders José Teixeira de Oliveira was recorded. The abstention of the shareholders represented by Mrs. Lucila Prazeres da Silva, as the attorney in fact of Hedging-Griffo Corretora de Valores S.A. and of the shareholders represented by Mrs. Kátia Luzia Antunes Bittencourt was also recorded.

ii. To approve, with no dissenting vote, the Management proposal in the Financial Statements, as to the allocation of the Income for the year ended on 12.31.2005, in the amount of R$ 80,669,000.00, which shall be made as follows: (a) allocation of the amount of R$ 4,003,000.00 for the legal reserve; (b) distribution of dividends to the Company’s shareholders holding a share position on 04.18.2006, in the total gross amount of R$ 13,432,000.00, which corresponds to R$ 35.15 per one thousand shares, and the amount of the dividends are remunerated as of 01.01.2006 until the date of the beginning of the payment, which shall be as of 06.05.2006, by means of the application of the Referential Rate (TR); (c) allocation of the amount of R$ 5,727,000.00 for constitution of unrealized profit reserve; (d) allocation of the amount of R$ 57,477,000.00 for constitution of statutory reserve. A favorable vote of the shareholder José Teixeira de Oliveira was recorded. The abstention of the shareholders represented by Mrs. Lucila Prazeres da Silva, as the attorney in fact of Hedging-Griffo Corretora de Valores S.A., and of the shareholders represented by Mrs. Kátia Luzia Antunes Bittencourt was also recorded.

iii. Starting the election of the members for the Board of Directors, it was elected in a separate voting, without the participation of the controlling shareholder, pursuant to the Article 141, paragraph 5 of Law 6404/76, by the shareholders represented by Lucila Prazeres da Silva, Bruno Alexandre Licarião Rocha and Cauê Costa Moreira Amaral, as sitting member Mrs. ISABEL S. RAMOS KEMMELMEIER, a Brazilian citizen, married, engineer, Identity Card (RG) 05418374-4, Individual Taxpayer’s ID (CPF/MF) 016.751.727 -90, domiciled in the city and State of Rio de Janeiro at Rua Sacopã, 274, apto. 401, Lagoa, and as alternate member, Mr. EDUARDO DE ALMEIDA SANTOS, a Brazilian citizen, single, economist, Identity Card (RG) 11271431-6, Individual Taxpayer’s ID (CPF/MF) 080.277.007 -01, domiciled in the city and State of Rio de Janeiro, at Avenida Presidente Wilson, 231, 28º andar, Centro. The election of the members elected by separate voting is conditioned to the verification by the shareholders who elected them, in a period of up to thirty days counted from this present date, of the uninterrupted ownership of equity interest required during the period of three months, at least, immediately prior to the General Meeting under the terms of the paragraph 6 of the Article 141, of Law 6,404/76. In the assumption of the non-verification of the uninterrupted ownership referred to above, the election of the members elected by separate voting becomes without effect. Subsequently, after informing the existence of requirement of election by the multiple vote process, formulated opportunely by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, the election of the members of the Company’s Board of Directors was approved, by the multiple vote process, who shall take part in the staff of members of the joint committee, with term of office until the Annual General Meeting of 2009, having been elected, appointed by the controlling shareholder Telemar Participações S.A.: sitting member, Mr. OTAVIO MARQUES DE AZEVEDO, a Brazilian citizen, married, engineer, Identity Card (RG) 13.088, issued by CREA/MG, Individual Taxpayer’s ID (CPF/MF) 12.364.566 -49, with address at Rua Dr. Geraldo Campos Moreira, 375, 9o andar, Brooklin Novo, São Paulo - SP, and as alternate member Mr. CELSO FERNANDEZ QUINTELLA, a Brazilian citizen, married, engineer, Identity Card (RG) 18341-D, issued by CREA/RJ, Individual Taxpayer’s ID (CPF/MF) 022.752.447 -00, with address at Av. Francisco Bhering, 169, apto. 401, Rio de Janeiro - RJ; sitting member, Mr. CARLOS MEDEIROS SILVA NETO, a Brazilian citizen, single, business administrator, Identity Card (RG) 9.307.761 -8, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 666.401.724 -53, with address at Av. Brigadeiro Faria Lima, 3900, 7º andar, São Paulo - SP, and as alternate member Mr. MARCELO CUNHA RIBEIRO, a Brazilian citizen, married, engineer, Identity Card (RG) 3429782, Individual Taxpayer’s ID (CPF/MF) 829.510.041 -68, with address at Av Brigadeiro Faria Lima, 3900, 7º andar, São Paulo - SP; sitting member, Mr. CARLOS FRANCISCO RIBEIRO JEREISSATI, a Brazilian citizen, judicially separated, economist, Identity Card (RG) 1.969.275, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 000.365.013 -87, with address at Rua Chucri Zaidan, 920-16º andar, São Paulo - SP, and as alternate member Mr. PEDRO JEREISSATI, a Brazilian citizen, single, business administrator, Identity Card (RG) 16.226.645 -5, issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 273.475.308 -14, with address at Avenida Dr. Chucri Zaidan, 920 - 16º andar, in the city of São Paulo - SP; sitting member, EDUARDO KLINGELHOEFER DE SÁ, a Brazilian citizen, married, engineer, Identity Card 3981073-IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 820.120.087 -04, domiciled in this city, with address at Av. República do Chile, 100, 22º andar, Rio de Janeiro - RJ, having as his alternate member Mr. ROBERTO ZURLI MACHADO, a Brazilian citizen, married, engineer, Identity Card (RG) 03172460-2 issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 600716997-91, domiciled in this city, with address at Av. República do Chile, 100, 9º andar, Rio de Janeiro - RJ; sitting member, Mr. LUIZ EDUARDO FALCO PIRES CORRÊA, a Brazilian citizen, married, engineer, Identity Card (RG) 6056736, issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 052.425.988 -75, with address at Rua Humberto de Campos, 425 - 8º andar, Leblon, Rio de Janeiro - RJ, and as alternate member Mr. JOSÉ LUÍS MAGALHÃES SALAZAR, a Brazilian citizen, married, economist, Identity Card (RG) 06045356-0, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 902.518.577 -00, with address at Rua Humberto de Campos, 425, 8º andar, Rio de Janeiro - RJ; sitting member, Mr. RONALDO IABRUDI DOS SANTOS PEREIRA, a Brazilian citizen, single, psychologist, Identity Card (RG) 238.631, issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 223.184.456/72, with address at Rua Humberto de Campos, 425, 8º andar - Leblon, Rio de Janeiro - RJ, and as alternate member Mr. JULIO CESAR PINTO, a Brazilian citizen, consensually separated, accountant, Identity Card (RG) 24.027 -5, issued by CRC/RJ, Individual Taxpayer’s ID (CPF/MF) 205.088.327 -72, with address at Rua Humberto de Campos, 425, 8º andar - Leblon, Rio de Janeiro – RJ; sitting member Mr. JOSÉ LUÍS PROLA SALINAS, a Brazilian citizen, married, banker, Identity Card (RG) 6011315246, issued by SSP/RS, Individual Taxpayer’s ID (CPF/MF) 334.827.800 -72, with address at SQN 115, Bloco F, Apto 302, Brasília, DF and as alternate member Mr. JOILSON RODRIGUES FERREIRA, a Brazilian citizen, married, banker, Identity Card (RG) 10460729, issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 945.772.268 -04, with address at Rua Anita Garibaldi 91, Bloco A, apto. 101, Rio de Janeiro, RJ and by the minority shareholders, by appointment of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and followed by the votes of the shareholders Fundação Petrobras de Seguridade Social – Petros; Norges Bank; The California State Teachers Retirement System; Ford Motor Company Defined Benefit Master Trust and of the shareholders represented by Mrs. Kátia Luzia Antunes Bittencourt, as the attorney in fact of BB Administração de Ativos – DTVM S.A. as sitting member, Mr. SERGIO MAMEDE ROSA DO NASCIMENTO, a Brazilian citizen, married, banker and employee of the Federal Savings Bank, Identity Card (RG) 6123022, Individual Taxpayer’s ID (CPF/MF) 650.042.058 -68, domiciled in the city and State of Rio de Janeiro, at Avenida Sernambetiba, 3360, Bl. 3, apto. 2103, Barra da Tijuca and as alternate member, Mr. FERNANDO ARGOLO PIMENTA, a Brazilian citizen, married, banker and employee of the Federal Savings Bank, Identity Card (RG) 236136, Individual Taxpayer’s ID (CPF/MF) 003.107.605 -00, domiciled in the city and State of Rio de Janeiro, at Rua Conde de Bonfim, 101, apto. 606, Tijuca. It was clarified during the voting that none of those elected incur in the prohibitions in the Articles 146 and 147 of Law 6,404/76, which hinder them from exercising trade.

iv. To approve, with no dissenting vote, the proposal of the Company’s majority shareholder, Telemar Participações S/A, for the determination of the Management’s compensation for next year, as follows: (a) annual global allowance for the Board of Directors in the amount of up to R$600,000.00; and (b) annual global allowance for the Company’s Board of Executive Officers in the amount of up to R$1,040,000.00, exclusive possible amounts paid as benefits, allowance of representation or profit sharing. The favorable vote of the shareholder José Teixeira de Oliveira was recorded. The abstention of the shareholders Fundação Petrobras de Seguridade Social – Petros and of the shareholders represented by Mrs. Lucila Prazeres da Silva, as the attorney in fact of Mellon Serviços Financeiros Distribuidora de Títulos e Valores Mobiliários S.A. was also recorded.

v. After requesting the instatement of the Fiscal Council by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, followed by the votes of the shareholders Fundação Petrobras de Seguridade Social – Petros; and of the shareholders represented by Mrs. Kátia Luzia Antunes Bittencourt, as the attorney in fact of BB Administração de Ativos – DTVM S.A., the members of the Fiscal Council were appointed for the fiscal year beginning on January 1, 2006, with term of office until the date of the Annual General Meeting to be held until April 30, 2007, under the terms of the Article 161 of Law 6,404/76, (1) by the controlling shareholder Telemar Participações S.A.: (i) as sitting member, Mr. RICARDO SCALZO, a Brazilian citizen, married, physicist, Identity Card (RG) 2.533.933, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 370.933.557 -49, domiciled at Rua Jacques Felix, 96 - apto. 124, Vila Nova Conceição, in the city of São Paulo, SP, and its respective alternate member, Mr. PEDRO WAGNER PEREIRA COELHO, a Brazilian citizen, married, business manager and businessman, Identity Card (RG) 2.744.529, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 258.318.957 -34, domiciled at Av. Lúcio Costa, 5100, bloco 2, apto. 802, in the city of Rio de Janeiro, RJ (ii) as sitting member, Mr. ALLAN KARDEC DE MELO FERREIRA, a Brazilian citizen, married, attorney, domiciled at Rua Oscar Versiani Caldeira, 239, Mangabeiras, Belo Horizonte - MG, Identity Card (RG) M-92.892, issued by SSPMG, Individual Taxpayer’s ID (CPF/MF) 054.541.586 -15, and his respective alternate member, Mr. DÊNIS KLEBER GOMIDE LEITE, married, attorney and business administrator, Identity Card M- 559.801, issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 125.011.406 -30, domiciled at Rua Miranda Ribeiro, 220 apto. 301 - Vila Paris, Belo Horizonte - MG; (iii) as sitting member, Mr. SERGIO BERNSTEIN, a Brazilian citizen, married, civil engineer, Identity Card (RG) 5.850.726 SSP/SP, Individual Taxpayer’s ID (CPF/MF) 007.296.208 -91, domiciled in São Paulo (SP), with address at Rua Chucri Zaidan, 920-15º andar; and his respective alternate member, Mr. THOMAS CORNELIUS AZEVEDO REICHENHEIM, a Brazilian citizen, divorced, business administrator and attorney, Identity Card (RG) 3.781.320 -1, issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 199.437.768 -20, with address at Hans Nobling, 107 - 12º andar, Jardim Europa, in the city of São Paulo, SP. By separate voting it was elected (2) by the minority shareholders, (iv) as sitting member Mr. ITAMAURY TELES DE OLIVEIRA, a Brazilian citizen, married, attorney, Identity Card (RG) 2408 CRA/MG, Individual Taxpayer’s ID (CPF/MF) 177.792.866 -49, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Rua Santos Barreto, 35, apto. 701; and his respective alternate member, Mr. REINALDO BATISTA RIBEIRO, a Brazilian citizen, married, pensioner, Identity Card (RG) 1688804, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 047.571.737 -68, domiciled in the city and State of Rio de Janeiro, at Rua Professor Gastão Bahiana, 50, apto. 1103, Copacabana; and (3) by the shareholders holding preferred shares, as sitting member Mr. MARCIO LUCIANO MANCINI, a Brazilian citizen, single, business administrator, Identity Card (RG) 24458714-0, Individual Taxpayer’s ID (CPF/MF) 268.791.478 -95, domiciled in the city of Campinas, State of São Paulo, at Rua Ana Teles Alves de Lima, 106; and his respective alternate member, Mr. PEDRO FRANCO SALES, a Brazilian citizen, single, engineer, Identity Card (RG) 11073177-5, Individual Taxpayer’s ID (CPF/MF) 098.446.557 -06, domiciled in the city and State of São Paulo, at Rua Alberto Faria, 2233. The abstention of the shareholders represented by the attorney in fact Mr. Daniel Alves Ferreira was recorded.

vi. In view of the instatement of the Fiscal Council, an annual allowance was approved, for the compensation of its members, as the minimum limit allowed by the law, pursuant to the paragraph 3 of the Article 162 of Law 6,404/76. The Fiscal Council members shall also be reimbursed by expenses incurred in trips and displacements, and such reimbursable expenses must have the same treatment, limits and criteria observed by the Company’s employees, pursuant to the “Trip Policy” effective at the Company. The abstention of the shareholders represented by the attorney in fact Mr. Daniel Alves Ferreira was recorded.

7) Closure: Nothing more to be dealt with, the drawing up of these present Minutes in the summary format was authorized, which, after being read and found in compliance, were signed by the attending shareholders, who authorized their publication without the respective signatures, pursuant to the Article 130, paragraph 2, of Law 6,404/76.

Rio de Janeiro, April 18, 2006.

CHAIRMAN
Rodrigo Panico
SECRETARY
Danielle Denny

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.